SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2006

_________________

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated April 8, 2006.

        Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant’s press release, dated April 7, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
By: /s/ Yu Qing Jing
Name: Yu Qing Jing Title: Secretary
Dated: April 11, 2006

Exhibit No.	Description
1.	Press release, dated April 8, 2006.
2.	Press release, dated April 7, 2006.

EXHIBIT 1

April 10, 2005
Englewood Cliffs, New Jersey
Company Contact: Mr. Mark Du
Telephone: (201) 227-0680

Jinpan International Limited (AMEX SYMBOL ‘JST’) releases initial forecasts for 2006.

Englewood Cliffs, NJ-April 08, 2004- Jinpan International Limited
(JST), announced today that they expect to continue their established 6 to 8 year trend of realizing 25% to 30% annual sales growth during 2006. Net Income is also expected to increase at the same rate, between 25% to 30%, during year 2006. The company will continue to implement cost cutting measures that were established in 2005. The copper and transformer steel materials are in the historical high now, the company will continue to monitor raw material pricing and other cost to determine if further action is needed.

On other fronts the company has is entering the final stages of their UL recognition program as they have completed the majority of testing and are in working stages of preparing a final submission. Also note worthy is the construction of new facility, subject of a news release during November of last year is reported to be on schedule for early October 2006 Completion.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION

EXHIBIT 2

April 07, 2006
Englewood Cliffs, New JerseyCompany
Contact: Mr. Mark DuTelephone
(201)-227-0680

JINPAN INTERNATIONAL LIMITED ANNOUNCED 2005
CONSOLIDATED FINANCIAL STATEMENT

Englewood Cliffs, NJ –April 07, 2006-JINPAN INTERNATIONAL LIMITED (AMEX SYMBOL: JST) today announced consolidated final results for the year ended December 31, 2005.

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005

        Sales. Net sales increased RMB 88.6 million ($10.8Million) or approximately 25.35% from RMB349.6 million ($42.2 Million) in the year ended December 31, 2004 to RMB438.2 million ($53.6 Million) in the year ended December 31, 2005. The increase in sales was primarily due to the continuing expansion of our customer base and gains from capturing portions of our competitor’s market share.

        Cost of goods sold. Cost of goods sold increased RMB 69.3million ($8.5 Million) or approximately 30% from RMB228.5 million in the year ended December 31, 2004, to RMB297.8 million in the year ended December 31, 2005. Cost of goods sold as a percentage of sales increased by 2.6% in the year ended December 31, 2005, from 65.4% in the year ended December 31, 2004, to 67.96% in the year ended December 31, 2005. The increase was a result of worldwide price increases of raw materials associated with steel and copper during the year 2005.

        Gross Profit. Gross profit increased RMB 19.3 million ($2.36 Million) or approximately 15.95% to RMB 140.4 million in the year ended December 31, 2005 from RMB121 million in the year ended December 31, 2004. As a percentage of sales, gross profit decrease from 34.64% in the year ended December 31, 2004, to 32.04% in the year ended December 31, 2005. This decrease also resulted from the aforementioned raw material price increase.

        Selling and Administrative. Selling and Administrative expenses increased RMB 3.5 million ($0.43 Million) or approximately 4.2% from RMB84.8 million in the year ended December 31, 2004, to RMB88.3 million in the year ended December 31, 2005. As a percentage of sales, selling and administrative expenses decrease from 24.2% in the year 2004, to 20.2% in the year ended December 31, 2005. This was primary the result of cost control.

        Net Income. Net income increased RMB8.21 million ($1 Million) or approximately 28.45% from RMB28.9 million ($3.49 Million) in the year ended December 31, 2004 to RMB37.1 million ($4.5 Million) in the year ended December 31, 2005. As a percentage of sales, net income increase from 8.26 % in the year ended December 31, 2004, to 8.46% in the year ended December 31, 2005.

        Earning Per Share. Earning per share increased RMB1.28 ($0.16) or approximately 28.82% from RMB4.44($0.54) in the year ended December 31, 2004 to RMB5.72($0.70) in the year ended December 31, 2005.

        The company had $ 8 million in cash or cash equivalent (RMB 64.7 million) Total current liabilities of $18.1 million (RMB 146.5 million) and shareholders equity $32.0 million (RMB258.2million).

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2005 and 2004

	December 31,
	2005	2005	2004
Notes	US$	RMB	RMB
	(In thousands, except number of shares and per share data)
Assets
Current assets:
Cash and cash equivalents	8,020	64,730	49,800
Accounts receivable, net	22,054	177,994	182,103
Inventories	13,297	107,320	67,614
Prepaid expenses	2,193	17,703	8,930
Other receivables	974	7,863	5,410

Total current assets	46,538	375,610	313,857
Property, plant and equipment, net	3,898	31,459	35,894
Construction in progress	370	2,983	766
Deferred tax assets	104	836	712

Total assets	50,910	410,888	351,229

Liabilities and Shareholders' Equity
Current liabilities:
Short term bank loans	4,489	36,231	23,591
Accounts payable	2,968	23,953	27,594
Income tax			151
Value added tax
Advance from customers	3,270	26,389	5,257
Other Payable	7,422	59,901	55,341
Government grant
Other liabilities

Total current liabilities	18,149	146,474	111,934
Minority interest	768	6,200	5,437
Commitments	-	-	-
Shareholders' equity:
Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares - 6,671,545 in 2005
and 6,699,045 in 2004	60	498	498
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares - 15,311 in 2005
and 2004, 6% p.a	-	2	2
Additional paid-in capital	10,574	87,535	87,264
Reserves	2,647	21,870	19,245
Retained earnings	19,061	155,799	132,223
Accumulated other comprehensive income	474	(711)	70

	32,816	264,993	239,302
Less: Treasure shares at cost, common stock-	(823)	(6,779)	(5,444)

Total shareholders' equity	31,993	258,214	233,858

Total liabilities and shareholders' equity	50,910	410,888	351,229

Jinpan International Limited and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2005, 2004 and 2003

	Year ended December 31,
	2005	2005	2004	2003
Notes	US$	RMB	RMB	RMB
	(In thousands, except per share data)
Net sales	53,613	438,219	349,609	276,564
Other income	332	2,711	2,640	4,717

	53,945	440,930	352,249	281,281
Costs and expenses:
Cost of products sold	(36,436)	(297,818)	(228,519)	(157,559)
Selling and administrative	(10,804)	(88,311)	(84,380)	(86,883)
Interest expenses	(184)	(1,499)	(423)	(354)

	(47,424)	(387,628)	(313,322)	(244,796)

Income before income taxes	6,521	53,302	38,927	36,485
Income taxes	(1,070)	(8,744)	(4,031)	(3,727)

Income before minority interest	5,451	44,558	34,896	32,758
Minority interest	(915)	(7,482)	(6,032)	(5,845)

Net income	4,536	37,076	28,864	26,913

Earnings per share
-Basic	US$0.70	RMB5.72	RMB4.44	RMB4.21

Weighted average number of shares
-Basic	6,484,564	6,484,564	6,489,178	6,390,804

Jinpan International Limited, through its joint venture interest in Jinpan JV, designs, manufacturers and distributes cast coil transformers for power distribution equipment in the People’s Republic of China. The Company is one of the largest manufacturers and distributor of cast coil transformers in China. Jinpan obtained International Standardizing Organization (ISO) 9001 certification of its transformers in April 1997, making it one of only a few transformer manufacturers to obtain this Standard. In February 1998, Jinpan became the first Chinese transformer manufacturer to affect a public offering of its shares in the US market.